UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D/A	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LAUREATE EDUCATION, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

518613 10 4

(CUSIP Number)

Douglas L. Becker

c/o Fund Management Services, LLC

6225 Smith Avenue

Suite 210

Baltimore, Maryland  21209

(443) 703-1700

Copy to:

David J. Sorkin, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

Jeffrey R. Patt, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois  60661

(312) 902-5200

Peter A. Nussbaum, Esq.

S.A.C. Capital Advisors, LLC

72 Cummings Point Road

Stamford, CT 06902

(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Notes: This Final Amendment (this “Amendment”) to Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2007, as amended by Amendment No.1 thereto filed on June 8, 2007 and Amendment No. 2 thereto filed July 20, 2007 (as so amended, the “Schedule 13D”), on behalf of Douglas L. Becker, R. Christopher Hoehn-Saric, Steven M. Taslitz, Eric D. Becker, L Curve Sub Inc., M Curve Sub Inc., Wengen Alberta, Limited Partnership, Wengen Investments Limited, Citigroup Capital Partners II 2007 Citigroup Investment, L.P., CGI CPE LLC, CPE Co-Investment (Laureate) LLC, CGI Private Equity LP, LLC, Citicorp Banking Corporation, Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P., Citigroup Private Equity LP, Citigroup Alternative Investments LLC, Citigroup Investments Inc., Citigroup Inc., Sigma Capital Management, LLC and Steven A. Cohen (the “Filing Persons”).

This Amendment is made by the above-referenced parties, excluding CGI CPE LLC, L Curve Sub Inc. and M Curve Sub Inc. (collectively, the “Reporting Persons”).

This Amendment relates to the common stock, par value $0.01 per share (the “Laureate Common Stock”), of Laureate Education, Inc. (the “Issuer”). The Schedule 13D is hereby amended and supplemented as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Schedule 13D.

ITEM 4.                    PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented by adding the following after the last paragraph thereof:

On August 14, 2007, pursuant to the terms of the Merger Agreement, M Curve was merged with and into Merger Sub with Merger Sub continuing as the surviving corporation. On August 17, 2007, Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent. As a result, the Issuer no longer has securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and each Reporting Person may no longer be deemed to constitute a “group” with each other Reporting Person.

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUE.

The last paragraph of Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order at the end of that section:

Exhibit 7.01	Press Release, dated August 17, 2007 (incorporated by reference to Exhibit (a)(5)(B) of Amendment No. 5 of the Issuer’s Schedule 13E-3 filed with the Commission on August 17, 2007)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date August 23, 2007

/s/ Douglas L. Becker
Douglas L. Becker

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

/s/ R. Christopher Hoehn-Saric
R. Christopher Hoehn-Saric

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

/s/ Steven M. Taslitz
Steven M. Taslitz

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

/s/ Eric D. Becker
Eric D. Becker

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

WENGEN ALBERTA, LIMITED PARTNERSHIP

By: Wengen Investments Limited, its general partner

By:	/s/ Jonathan Smidt
Name: Jonathan Smidt
Title: Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

WENGEN INVESTMENTS LIMITED

By:	/s/ Jonathan Smidt
Name: Jonathan Smidt
Title: Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

STEVEN A. COHEN

By:	/s/ Peter A. Nussbaum
Name: Peter A. Nussbaum
Title: Authorized Person

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

SIGMA CAPITAL MANAGEMENT, LLC

By:	/s/ Peter A. Nussbaum
Name: Peter A. Nussbaum
Title: Authorized Person

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

Citigroup Capital Partners II 2007 Citigroup Investment, L.P.

By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

Cpe co-investment (laureate) llc

By: Citigroup Private Equity LP, its managing member
By: Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name: Millie Kim
Title: Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

CGI Private Equity LP, LLC

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

Citicorp Banking Corporation

By:	/s/ Michael Humes
Name:	Michael Humes
Title:	Vice President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

Citigroup Capital Partners II Employee Master Fund, L.P.

By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

Citigroup Capital Partners II Onshore, L.P.

By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

Citigroup Capital Partners II Cayman Holdings, L.P.

By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

Citigroup Private Equity LP

By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

Citigroup Alternative Investments LLC

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

Citigroup Investments Inc.

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007

Citigroup Inc.

By:	/s/ Riqueza V. Feaster
Name:	Riqueza V. Feaster
Title:	Assistant Secretary